

October 24, 2013

Via E-mail
Mr. Robert B. Lee
Chief Financial Officer and Treasurer
PRGX Global, Inc.
600 Galleria Parkway, Suite 100
Atlanta, GA 30339-5986

>   **Re: PRGX Global, Inc.**
>   **Form 10-K**
>   **Filed March 13, 2013**
>   **File No. 0-28000**

Dear Mr. Lee:

We have reviewed your response dated October 10, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed on April 30, 2013

2012 Compensation Decisions, page 27

1. We note your disclosure that you increased your CFO's base salary by 5% because his base salary and total compensation was below 50th percentile of market compensation for that position. As it appears that you engage in benchmarking of executive compensation, in future filings, please disclose where executive compensation payments fell with respect to the peer group companies for each named executive officer, explaining also whether you benchmark specific elements of executive compensation or total compensation. As noted in comment 8 in our letter dated August 5, 2011, to the extent actual compensation was outside a targeted percentile range, please explain why.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or, in her absence, Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief